United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 3, 2024		Director of Investor Relations

Proxy Statement

Extraordinary Shareholders' Meeting

2024



VALE

www.vale.com

Summary

01 Extraordinary Shareholders' Meeting

1. Call to meeting
2. Agenda
3. Board of Directors' voting recommendation
   - Distance voting ballot for holders of common shares – B3
   - Proxy card for holders of American Depositary Shares

02 Meeting's Agenda

1. Election of Board Members
   - Comments of the Board of Directors on the nomination
   - Board profile
   - Candidates' Profiles
2. Merger and related matters

03 Attendance information for the meeting

1. General guidelines
2. Additional information

Extraordinary Shareholders' Meeting

"Your vote is very important. It helps build the Vale of the future, a leader in sustainable mining and a reference in creating and sharing value"

Daniel André Stieler
Chairman of Vale's Board of Directors

Call to meeting

WHEN
November 14, 2024, at 10 AM Brasília local time (UTC-3).

WHERE
The meeting will be held virtually via the Zoom digital platform ("Digital Platform").

MEETING MATERIALS
Complete information on each item on the agenda can be found in the Management Proposal, prepared in accordance with CVM rules and available at vale.com/investors

LANGUAGE
Portuguese

ASSISTANCE
Contact us by email at assembleias@vale.com

SHAREHOLDER ATTENDANCE
You can vote directly or through a duly constituted proxy, via Digital Platform, or by submitting a distance voting ballot, in accordance with the instructions contained in this Proxy Statement.

Agenda
Extraordinary Shareholders' Meeting

I

Elect Mrs. Heloísa Belotti Bedicks as a member of the Board of Directors to complete the term of office until the Annual Shareholders Meeting to be held in 2025.

PAGE 6

II

Elect Mr. Reinaldo Duarte Castanheira Filho as a member of the Board of Directors to complete the term of office until the Annual Shareholders Meeting to be held in 2025.

PAGE 6

III

Pursuant to articles 224 and 225 of Law 6.404/76, to approve the Filing and Justification for the Merger of Aços Laminados do Pará S.A. (ALPA), Vale's wholly owned subsidiary.

PAGE 9

IV

To ratify the appointment of Macso Legate Auditores Independentes ("Macso"), the specialized company hired to carry out the valuation of ALPA.

PAGE 9

V

To approve the Valuation Report prepared by Macso.

PAGE 9

VI

To approve the merger of ALPA into Vale, without a capital increase and without the issuance of new shares.

PAGE 9

Board of Directors' voting recommendation
Distance voting ballot for holders of common shares – B3

Extraordinary Shareholders' Meeting

Item	Nº	Question and/or resolution on remote voting ballot	Recommendation
I	1	Elect Mrs. Heloísa Belotti Bedicks as a member of the Board of Directors to complete the term of office until the Annual Shareholders Meeting to be held in 2025.	"APPROVE"
I	2	Elect Mr. Reinaldo Duarte Castanheira Filho as a member of the Board of Directors to complete the term of office until the Annual Shareholders Meeting to be held in 2025.	"APPROVE"
II	3	Pursuant to Articles 224 and 225 of Law 6,404/76, approve the Filing and Justification for the Merger of Aços Laminados do Pará S.A. ("ALPA"), a wholly owned subsidiary of Vale.	"APPROVE"
II	4	Ratify the appointment of Macso Legate Auditores Independentes ("Mac-so"), a specialized company hired to carry out the evaluation of the ALPA.	"APPROVE"
II	5	To approve the Valuation Report prepared by Macso.	"APPROVE"
II	6	Approve the merger of ALPA into Vale, without a capital increase and without the issuance of new shares.	"APPROVE"

Proxy card for holders of American Depositary Shares

Extraordinary Shareholders' Meeting

Item	Nº	Question and/or resolution on remote voting ballot	Recommendation
I	1	Elect Mrs. Heloísa Belotti Bedicks as a member of the Board of Directors to complete the term of office until the Annual Shareholders Meeting to be held in 2025.	"FOR"
I	2	Elect Mr. Reinaldo Duarte Castanheira Filho as a member of the Board of Directors to complete the term of office until the Annual Shareholders Meeting to be held in 2025.	"FOR"
II	3	Pursuant to Articles 224 and 225 of Law 6,404/76, approve the Filing and Justification for the Merger of Aços Laminados do Pará S.A. ("ALPA"), a wholly owned subsidiary of Vale.	"FOR"
II	4	Ratify the appointment of Macso Legate Auditores Independentes ("Macso"), a specialized company hired to carry out the evaluation of ALPA.	"FOR"
II	5	To approve the Valuation Report prepared by Macso.	"FOR"
II	6	Approve the merger of ALPA into Vale, without a capital increase and without the issuance of new shares.	"FOR"



Meeting's Agenda

Election of Board Members

Comments of the Board of Directors on the nomination

Considering the two vacancies on the Board resulting from the resignations of José Luciano Duarte Penido and Marie Inkster, the Board has been discussing the process of recomposition the Board over the past several months.

In this context, the Board, upon the recommendation of the Nomination and Governance Committee, approved the engagement of Korn Ferry, a specialized consulting firm, to identify potential Board candidates based on the Board's Critical Skills Matrix and diversity criteria.

Since then, the Nomination and Governance Committee and the Board of Directors have met regularly with the specialized consulting firm to discuss the continuous evolution of this process, which included debates that started with a long list of candidates, which once matured, evolved into the definition of a short list and then a triple list, culminating in the nomination of the two names that are now being submitted to the deliberation of the Company's shareholders, reaffirming the strength of Vale's governance, all in accordance with the Company's regulations (Bylaws, Internal Regulations and Policies).

In order to reinforce the competencies included in the Critical Competencies Matrix of the Board of Directors in the current collegiate body, it was agreed to prioritize, in the selection process, a position with a profile focused on the areas of finance and auditing and another with relevant experience and knowledge in the mining/natural resources industry.

Based on these premises, the Board of Directors approved, on September 20, 2024, the nomination of Mrs. Heloisa Belotti Bedicks and Mr. Reinaldo Castanheira Filho as independent members of the Board of Directors of the Company for the current term of office, and this matter will now be submitted to the vote by the shareholders at the Extraordinary General Meeting, reaffirming the commitment of Vale's Board of Directors to best practices in corporate governance.

Board profile

With the approval of the nominees for the positions of independent members, the Board of Directors will have the following composition profile:

13 members

53.8% of members renewed in 2023

61.5% independent members

2 female members

4 racially/ethnically diverse members

3 non-Brazilian members

2.2 years average term

57.1 years old on average

2 financial specialist

Independence Criteria

One of the corporate governance practices in Brazil is a mandatory minimum stake of 20% of independent Board members for publicly traded companies listed in Novo Mercado on the stock exchange (B3). As required by our Bylaws, at least 7 Board members must be independent members: those defined by Novo Mercado regulations as independent and who do not hold a direct or indirect interest exceeding 5% of the Company's share capital, or a formal or declared connection with a shareholder who has such a holding. In any case, a person who has served five or more terms, consecutively or not, or ten years as a Company non-executive director will not be considered an independent Board member.

Candidates' Profiles



HELOÍSA BELOTTI BEDICKS

INDEPENDENT CANDIDATE

Board of Directors at other listed companies

Member of MAPFRE group's Board of Directors.

MAIN EXPERIENCES:

Brazilian economist and accountant with solid experience in corporate governance. She is a member of the Fiscal Council of TIM, the Board of Directors of the Mapfre Group and the Audit Committee of Brasilseg and Gasmig. She voluntarily serves as a member of the Fiscal Council of Fundação Boticário, the UN Global Compact and the Deliberative Council of the NGO Portas Abertas in Brazil. She was a member of Vale's Fiscal Council and General Director of the Brazilian Institute of Corporate Governance (IBGC), the latter for 18 years. Among other positions, she was a member of the Board of Directors of BNDES until January 2023, as well as of the Fiscal Council of Braskem and the Advisory Council of the Global Reporting Initiative (GRI). She holds a master's degree in financial administration from Universidade Presbiteriana Mackenzie, a bachelor's degree in economics from Unicamp and in Accounting Sciences from PUC Campinas, a specialization in corporate governance from Yale University and Stanford University and in Boards of Directors from Chicago University.



REINALDO DUARTE CASTANHEIRA FILHO

INDEPENDENT CANDIDATE

Board of Directors at other listed companies

N/A

MAIN EXPERIENCES:

Brazilian economist with a solid professional career in the mining industry. He held several executive positions in the Vale group, including CEO of the Aluminum business, CFO of Manganese business and Director of Investment Analysis. He was also CFO at Ferrous and previously worked at PWC and Coca-Cola. He was a member of the Board of several companies in Brazil. Reinaldo holds a bachelor's degree in economics from PUC-MG and has had executive training at several global business schools.

Merger and related matters

The merger of Aços Laminados do Pará S.A. ("ALPA") aims to optimize the corporate structure of Vale group, in line with the Company's simplification process.

ALPA is a wholly owned subsidiary (100% Vale) created in 2009 to build and operate a rolled steel mill in Marabá. The project has been stopped and discontinued in recent years. As a result, ALPA is a non-operated company, and the purpose of merging ALPA into Vale is to optimize and simplify its organizational structure. For further information on this subject, including the Filing and Justification for the Merger and the Valuation Report, please access www.vale.com/investors.

The Board of Directors recommends approval of the four items relating to this matter.

Attendance information for the meeting

General guidelines

Check out criteria and information on how to attend the Meeting:

1) What is the quorum for installing the meeting?
Answer: Minimum attendance of 1/4 of the Company's voting capital for all matters on the Agenda,

2) What happens if the quorum is not reached?
Answer: Vale publishes a new call notice with a new date for the Meeting, which will be installed with the attendance of any number of shareholders.

3) How does the voting right work?
Answer: According to article 5 of the Bylaws, each common share and special-class preferred share issued by the Company entitles the holder thereof to 01 (one) vote on Meeting' resolutions.

4) What documents are needed to attend the Meeting?

Individuals

- Valid photo ID of the shareholder or proxy, if applicable (simple or authenticated copy), such as: (a) Identity Card (RG); (b) Foreigner's Identity Card (RNE); (c) Passport; (d) Professional Association Card accepted as identification for legal purposes (e.g., OAB, CRM, CRC, CREA); or (e) Driver's License (CNH).
- Proof of ownership of Vale's issued shares held by the shareholder, issued by the depository or custodian financial institution, notably through the shareholding position statement, where brokerage notes will not be accepted.
- An individual shareholder's proxy shall present the documents proving representation that comply with Article 126 of the Brazilian Corporation Law , including that the power of attorney be issued less than[1] year before the Meeting date. If such documents are written in a foreign language, they must be duly translated into Portuguese, without the need for notarization and consularization. It should be noted that documents in English and Spanish are also exempt from translation.
- A The Company will accept powers of attorney signed via a digital certificate issued by an entity accredited by the Brazilian Public Key infrastructure – ICP-Brazil. For handwritten signatures on powers of attorney, notarization of the signature will not be required.

Legal entity

- Valid photo ID of the legal representative (simple or authenticated copy), such as: (a) Identity Card (RG); (b) Foreigner's Identity Card (RNE); (c) Passport; (d) Professional Association Card

[1] *The proxy must qualify as a Company shareholder or executive, a lawyer registered at the Brazilian Bar Association, or a financial institution.*
[2] *As stated in Circular Letter/Annual-2024-CVM/SEP, legal entity shareholders may be represented at Generals' Meetings by their legal representatives or duly constituted proxies, in accordance with the company's articles of incorporation and the rules of the Brazilian Civil Code ("Civil Code"), and in this specific case there is no need for the proxy of the legal entity shareholder to be a shareholder, company director or lawyer.*

accepted as identification for legal purposes (e.g., OAB, CRM, CRC, CREA); or (e) Driver's License (CNH).

- Proof of representation documents , including (i) if applicable, a power of attorney issued less than[1] (one) year before the Meeting's date, (ii) a copy of the articles of incorporation and the minutes from the election of company executives, or other corporate documents that prove the representation is valid, pursuant to Brazilian Corporation Law or the Civil Code, as applicable. If such documents are written in a foreign language, they must be duly translated into Portuguese, without the need for notarization and consularization. It should be noted that documents in English and Spanish are also exempt from translation.
- Proof of ownership of Vale's issued shares held by the shareholder, issued by the depository or custodian financial institution, notably through the shareholding position statement, where brokerage notes will not be accepted.
- The Company will accept powers of attorney signed via a digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure – ICP-Brazil. For handwritten signatures on powers of attorney, notarization of the signature will not be required.

Investments funds

- Valid photo ID of the legal representative (simple or authenticated copy), such as: (a) Identity Card (RG); (b) Foreigner's Identity Card (RNE); (c) Passport; (d) Professional As-sociation Card accepted as identification for legal purposes (e.g., OAB, CRM, CRC, CREA); or (e) Driver's License (CNH).
- Proof of representation documents , including (i) a copy of the fund's current regulations, (ii) a copy of the documents appointing its executive or manager, as applicable, depending on the competence to represent the fund at meeting of its investees; (iii) a copy of the minutes from the election of company executives, and (iv) if applicable, the respective power of attorney issued less than 1 (one) year before the Meeting date. If such documents are written in a foreign language, they must be duly translated into Portuguese, without the need for notarization and consularization. It should be noted that documents in English and Spanish are also exempt from translation.
- Proof of ownership of Vale's issued shares held by the shareholder, issued by the depository or custodian financial institution, notably through the shareholding position statement, where brokerage notes will not be accepted.
- The Company will accept powers of attorney signed via a digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure – ICP-Brazil. For handwritten signatures on powers of attorney, notarization of the signature will not be required.

[1] *As set out in Circular Letter/Annual-2024-CVM/SEP, the investment fund manager is responsible for representing the unitholders. Investment fund shareholders may also be represented at meeting by legal representatives or by proxies duly appointed by their manager or administrator, in accordance with their regulations (see the opinion expressed in the judgment of CVM Case RJ2014/3578).*

5) Does the Company accept proxies for the Meeting?

Answer: Proxies are accepted as long as they comply with the Brazilian Corporation Law and the Civil Code and are signed via a digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure- ICP-Brazil. For handwritten signatures on powers of attorney, notarization of the signature will not be required. See below the proxy template that can be used:

Proxy Template

Português

[ACIONISTA], [Qualificação] ("Outorgante"), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIL], [PROFISSÃO], com carteira de identidade nº [______] e inscrito no CPF/MF sob o nº [_____], residente e domiciliado [ENDEREÇO], na Cidade [______], Estado [______] ("Outorgado"), ao qual confere poderes para representar o(a) Outorgante na Assembleia Geral Extraordinária da Vale S.A., a ser realizada, em primeira convocação no dia 14 de novembro de 2024, à 10h, e, se necessário, em segunda convocação em data a ser informada oportunamente. Este instrumento é válido por [____], a partir da data de sua assinatura.
[Local], [Data]. ________________________
[Acionista]

English

[SHAREHOLDER], [Identification] (the "Grantor"), hereby makes, constitutes, appoints and designates [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], with ID #[____] and holder of CPF/MF # [_____], resident in [CITY], and with commercial address at [ADDRESS], in the City of [______], State of [______] (the "Grantee"), as true and lawful attorney-in-fact to represent the Grantor at the Extraordinary Shareholders' Meeting to be held on first call on November 14, 2024, at 10 a.m., and, if necessary, on second call on a date to be duly informed,. This power of attorney shall remain in effect from [_________] until [______].
[Place], [Date]. ________________________
[Shareholder]

6) How can foreign shareholders attend the Meeting?

Answer: They must present the same documents as Brazilian shareholders, as described above for each type of shareholder. In the case of attendance by proxy, the document must have been issued less than 1 (one) year before the Meeting' date. The Company waives the need for notarization, consularization and apostille of the proof of representation documents in a foreign language, requiring only the presentation of a simple translated copy. Documents in English and Spanish are also exempt from translation.

7) How can American Depositary Shares ("ADSs") holders participate?

Answer: ADS holders are represented at the Meeting exclusively by Citibank N.A, as the depositary financial institution, subject to the terms and procedures established in the "Deposit Agreement" signed with Vale. Citibank shall send voting cards to ADS holders so they can exercise their voting rights, subject to specific deadlines and applicable rules, who shall be represented at the Meeting by its representative in Brazil, Banco Bradesco S.A. Vale informs that the record date for voting rights at the Meeting is October 15th, 2024.

8) What are the means of shareholder participation?

Answer: Shareholders may participate through:
a) In advance by sending a Distance Voting Ballot ("Ballot"); or
b) Virtually through the Zoom Platform ("Digital Platform") at the time of the Meeting, in accordance with the accreditation and participation guidelines contained in this Proxy.

9) How should a shareholder wishing to exercise their voting right through the Ballot proceed?

Answer: There are three options:

a) Filling instructions transmitted to Bradesco, bookkeeper of shares issued by Vale, only in the case of shares not in a central depository (i.e., with B3), observing the established procedures and documents required by the bookkeeping agent. Bradesco receives Ballots submitted exclusively to any of its bank branches and, therefore, does not receive Ballots electronically;
b) Filling instructions transmitted to their respective custody agents in the case of shareholders holding shares in a central depository (i.e., with B3), observing the established procedures and deadlines and the documents required by the respective custodian. It is worth noting that, in line with Resolution 81, the B3 Central Depository will disregard any divergent instructions about the exact resolution

that have been issued by the same CPF or CNPJ registration number and received through their respective custody agents; or

c) Sending the Ballot directly to the Company through the Accreditation Portal, available qicentral.com.br/m/age-vale-2024-11, together with the mandatory documents in an exclusively digital format. The shareholder will be responsible for the integrity and reliability of the documents sent to Vale.

All guidelines for the Meeting, as well as those contained in the Ballot, are intended to assist shareholders in filling in the Ballot. Shareholders who choose to participate via Ballot are solely and entirely responsible for completing it correctly.

10) Where can shareholders find the Ballot?
Answer: The Ballot is available on the Company's website (www.vale.com/investors), under the banner "EGM 2024".

11) What is the deadline for submitting votes through the Ballot?
Answer: The last day for receipt by the bookkeeping agent, custody agent or the Company is November 7, 2024, inclusive. It is recommended that shareholders consult their respective custody agents or the bookkeeping agent, as applicable, regarding other procedures and deadlines related to submitting the Ballot.

The deadline of 7 days before the Meeting refers to the Company's receipt of the Ballot, not their posting. Any Ballot received after the above deadline or not accompanied by the required documents will not be considered, and the votes will consequently not be counted.

12) Is it possible for the shareholder to change the vote submitted by Ballot?
Answer: During the absentee voting period, shareholders should consult their respective custody agent, bookkeeping agent or the Company, as listed in item 9 above.

From November 8, 2024, shareholders cannot change the voting instructions already submitted. If they wish to change the votes already submitted by Ballot, the shareholder must attend the Meeting, via Digital Platform, submitting all necessary documents for accreditation (as detailed in item 13 below), and request, during the Meeting, that the voting instructions submitted via Ballot should be disregarded before the respective matter(s) are put to a vote and when the Meeting's Board requests such declarations.

13) How should a shareholder proceed if they choose to participate via Digital Platform?
Answer: Shareholders may request accreditation to access the Meeting with an individual and exclusive link using the form available on the platform dedicated to this purpose at the qicentral.com.br/m/age-vale-2024-11 (Accreditation Platform).

14) What is the deadline for the accreditation request?
Answer: This request must be made by 10am (GMT-3) in November 12, 2024, and must be accompanied by the necessary documents for participation, as already detailed in item 4 above. Access via Digital Platform is restricted to shareholders or their representatives or proxies, as applicable, who register through the aforementioned form and as described in this document ("Accredited Shareholders"). **Vale advises that shareholders who do not submit the accreditation request and the necessary participation documents by the required deadline will not be eligible to attend the Meeting.** To expedite the accreditation process, the Company requests shareholders represented by proxy to submit the proof of representation documents to Vale at least 72 (seventy-two) hours before the Meeting.

Vale advises that accreditation documents will not be received by email. All accreditation documents must be sent through the Accreditation platform

15) Is it possible to send documents for accreditation to the Meeting after 10 a.m. in November 12, 2024?

Answer: After 10 a.m. in November 12, 2024 the Company will not accept new applications for accreditation or documents intended to satisfy the required documents of a previous accreditation request. Therefore, any application for accreditation that is not accompanied by all the necessary and correct documents after this deadline will be automatically disregarded.

16) What is the deadline for receiving the participation link?

Answer: After checking the documentation and completing the accreditation, the Company shall send by email, up to 1 (one) day before the date of the Meeting (preferably), instructions on how to access the electronic system for shareholders who have registered as indicated above.

17) How will the Meeting be conducted?

Answer: Exclusively by virtual access via Digital Platform, in Portuguese only. Shareholders may request their accreditation for the Meeting with an individual and exclusive link by means of the form available on the platform dedicated to this purpose, the Accreditation Platform at qicentral.com.br/m/age-vale-2024-11, in Portuguese only, until 10 a.m. (GMT-3) on November 12, 2024, accompanied by the documents required for participation. Shareholders who will be represented by proxy must send Vale the documents proving their representation no later than 72 hours before the Meeting, preferably.

18) What you should do if you don't receive the link?

Answer: If a certain Accredited Shareholder does not receive the individual invitation to participate in the Meeting up to 3 (three) hours before the start time thereof, they should contact the Company's Investor Relations department at assembleias@vale.com com, at least 2 (two) hours before the Meeting' opening, so that adequate support can be provided and, as necessary, access can be granted to the Shareholder by sending a new individual invitation.

19) What you should do in the event of connection problems?

Answer: Vale is not responsible for connection problems that shareholders may experience or other situations outside the Company's control. The Company clarifies that the Digital Platform is accessed using a computer browser. The Digital Platform is not accessible via mobile phone.

20) Which shareholder is considered present at the Meeting?

Answer: Only shareholders who apply for accreditation by 10a.m. (GMT-3) on November 12, 2024, with the respective presentation of all relevant documentation and confirmation of accreditation by the Company, and who enter Digital Platform on the date of the Meeting until the opening of the proceedings ("Present Shareholder"). These shareholders will be considered present at the Meeting and sign the respective minutes, pursuant to Article 47, III, of Resolution 81.

21) How is the Digital Platform on which the Meeting will be held?

Answer: The Digital Platform meets the requirements set out in Art. 28 (1) of Resolution 81, as amended, namely: (a) the possibility of simultaneously submitting and accessing documents presented during the Meeting that have not been previously made available; (b) the full recording of the Meeting; and (c) the possibility for shareholders to communicate with each other.

22) What authorizations are given by shareholders entering the Digital Platform?

Answer: The Shareholders Present at the Digital Platform hereby authorize the Company to use any information contained in the recording of the Meeting to record the possibility of manifestation and visualization of the documents presented during the Meeting; to record the authenticity and security of communications during the Meeting; to record attendance and votes cast; to comply with legal orders from competent authorities; and, to defend the Company, its managers and third party contractors, in any judicial, arbitration, regulatory or administrative sphere.

23) Will shareholders have the opportunity to speak at the meeting?

Answer: During the Meeting, the Present Shareholders will have their microphones muted and their cameras turned off, in order to avoid connection instability and improve sound quality. After each item on the Agenda has been presented, the shareholder must request to speak on the Digital Platform so that the Chairman of the Meeting can release the audio, according to the order of requests received by it. To ensure Meeting progress seamlessly, a maximum time for each Present Shareholder's speech may be set.

24) Can shareholders speak about topics that are not on the Meeting's Agenda?

Answer: No. The Present Shareholder who wants to speak about any subject not related with the Meeting's Agenda must use the usual contact channels provided by the Company's Investor Relations department.

25) How will each of the items on the agenda be voted on?

Answer: Shareholders may vote verbally by requesting to speak via the Digital Platform, so that the Meeting's President and Secretary can release the audio on each topic according to the order of the requests .

To submit a written vote to be attached to the minutes of the Meeting, please send it in advance to the following e-mail assembleias@vale.com.

26) Where are the Meeting materials available?

Answer: The shareholders can find all the materials provided for the convening of the Meeting on Vale's website and on the CVM's website, and the complete information with a description of each resolution is available in the Company's Management Proposal.

27) How will the shareholders attending the Meeting sign the minutes?

Answer: The shareholders attending the Meeting via the Digital Platform shall be deemed to be in attendance as shall the signatories of the respective minutes, according to Art. 47 (III) of Resolution 81.

Additional information

Meeting materials

For additional information on each resolution, please read carefully the Vale's Management Proposal and the Call Notice, all prepared under the rules of CVM, available at www.vale.com/investors.

Information for shareholders

To clarify any queries regarding the information disclosed in this handbook and for further information related to the Meeting, please contact us at assembleias@vale.com.